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TUTTLE TWINS

ORIGINAL SERIES

max: $1.07M

min: $100K

$0
OF $1,070,000*

0
PEOPLE*





BACK *TUTTLE TWINS*

Invest in Tuttle Twins now by purchasing Class A Preferred Units at $.77 per unit.



CREATION

We will use funds raised to produce 1-3 episodes depending on the amount of funds raised.



RETURNS

If we earn enough from distribution revenue, you would earn 120% of your investment before the founders take a distribution and then you share in profits with us.†

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BACK TUTTLE TWINS

*People includes all persons who have submitted subscription materials. Amount raised is an estimate that includes subscriptions, however not all such amounts have been accepted or closed, and some subscriptions may not be accepted.

†see offering documents for full details and risks.

CAMPAIGN FAQ OFFERING

"It is imperative that parents teach the time-tested values of freedom and free markets to their kids, and the Tuttle Twins project is an amazing way to help do that!"

\- U.S. SENATOR MIKE LEE

"The world seems to be on fire lately, which is all the more reason why this cartoon needs to be made! I'm very excited."

\- MATT KIBBE, PRESIDENT, FREE THE PEOPLE



"My kids love the Tuttle Twins books, and I can't wait to show them this cartoon series. Let's make this happen!"

"My kids love the Tuttle Twins books, and I can't wait to show them this cartoon series. Let's make this happen!"

\- TOM WOODS, BESTSELLING AUTHOR AND HOST OF THE TOM WOODS SHOW

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"THE CARTOON THAT CAN LITERALLY CHANGE THE WORLD"

How do you describe economics to a 7-year-old? Should your preteen care about the government?

For too long, parents have been at the mercy of professional curriculum developers to instruct their children. History is watered down, key principles omitted altogether, and time and attention are given to things of lesser importance.

Not anymore.

Tuttle Twins is the first cartoon series to teach kids enduring principles of freedom, economics, and government that both they—and their adults—actually want to watch.

Kids. And economics. And freedom. All mashed together in one show. In a cartoon. And with a healthy dose of comedy, of course. :)

The Tuttle Twins show, based on the best-selling books, is the first of its kind cartoon series that aims to instruct while entertaining. The series is currently in development (with the pilot episode coming soon!), and we need your help to bring it to life.

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WHO ARE THE TUTTLE TWINS?



The Tuttle Twins, Ethan and Emily, are the two main characters in a series of 8 children's books written by Connor Boyack. The twins take the reader through their exploration of economics, law, money, the golden rule, entrepreneurship, and more.

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WHY A TUTTLE TWINS SHOW?

We have a hunch that humans enjoy freedom, but that they don't always

know what that looks like. We believe we can help them cut through the noise of politics to find a clearer picture—then they can use that perspective to form their own opinions and make better decisions.

It's a big dream, but life isn't much fun without big dreams, right?!

When it comes to teaching their children about the enduring principles of freedom, many parents don't know where to start. The Tuttle Twins books have sold OVER ONE MILLION COPIES and they do a fantastic job of introducing important topics and creating meaningful family discussions about them.

With screens becoming a more and more important part of our lives, we risk losing the opportunity to teach about these principles as time is spent on other (often meaningless) content.

We believe there is no better way to teach these important principles than by making them come to life on screen. The video format will enable us to simplify principles and introduce a level of humor that will inform and entertain people of all ages and abilities.

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WHAT KIND OF SHOW WILL IT BE?


THE SIMPSONS
TUTTLE TWINS CONCEPT ART

The Tuttle Twins series will be based on The Tuttle Twins books but will tell new stories. Our vision for the series is to mix the humor of shows like The Simpsons, Phineas and Ferb, and Gravity Falls with the education and family friendliness of The Magic School Bus.

The story will revolve around the Tuttle Twins, their Grandma, and her time-traveling wheelchair.

The vision is to make it entertaining for kids, and enjoyable for adults.

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THE CHALLENGE

Making a cartoon like this requires money. A quality television series like this can cost millions of dollars—the kind of money only Hollywood studios have traditionally. But Hollywood would never make a show like this! It doesn't fit their world-view.

Help

We know there are millions of families and individuals that believe in sound economic principles, freedom for all, and the protection of individual rights. And we're going to create content that will not only teach these principles in an easy-to understand way, but in a way that will be engaging and entertaining—and that will equip the viewer to explain these principles to others.

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MAKING OUR OWN RULES


OTHER CROWDFUNDING MODELS
THE MODEL


BACKER
I'M AN OWNER

Unlike other crowd-funding opportunities where you get a T-shirt, you're **not donating** to this project. **You're INVESTING**. That means if this show succeeds in earning enough revenue, you will earn a share of the profits.

And the profits on successful content can be huge. ^

Plus, when you invest you'll be helping create something that you believe in, something your whole family can binge-watch without any guilt whatsoever.

^Not that as with all investments, even if Tuttle Twins earns profits, there is no guarantee it will be enough to pay a full return to you.

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THE TEAM



CONNOR BOYACK

Author of the Tuttle Twins books and Executive Producer

A few years ago, Connor wanted to find children's books that taught principles of freedom to read to his own kids. When he couldn't find them, he decided to write them himself!

Despite the fact that he got a C- in his fifth grade English class, Connor has now written 14 Tuttle Twins books (and counting!) and has sold over 1 million copies to tens of thousands of families across the country. (Take that, Mrs. Johnson!)



DANIEL HARMON

Showrunner of the Tuttle Twins TV show

Daniel is the Chief Creative Officer and a founder at the Harmon Brothers Agency. Coincidentally, he is also one of the founding brothers in the Harmon family.

Daniel is known for his advertising work directing the viral Squatty Potty, Purple Mattress, Chatbooks, Fiber Fix and Camp Chef ads. Under